EXHIBIT 99.2

Press Release

Marie-Noëlle Semeria Appointed Senior Vice President,

Group Chief Technology Officer at Total

Paris, November 7, 2017 – Marie-Noëlle Semeria has been appointed Senior Vice President, Group CTO at Total, effective November 2nd, 2017.

Marie-Noëlle Semeria began her career at Sagem, the high-tech unit of the SAFRAN Group before joining the French start-up PixTech in 1994 and CEA in 1996.

During her previous 20 years at CEA, she held various senior-management and strategy-development positions, and secured numerous patents. She has also served during 4 years as a member of the National Committee of CNRS and of the Superior Council of Research and Technology under the presidence of the Minister of Research and Education, as well as a member of the board of ANR, and of the Coordinating Committee of the Allistene alliance, the science and digital technology alliance. Before leading Leti, she was chief scientist for CEA Tech, the CEA research unit that includes Leti, Liten and List, in charge of the regional extension of CEA Tech and academic partnerships. She has been appointed to the CNRS Board, the ENSAM Research Committee and Mines ParisTech Research Committee.

Marie-Noëlle Semeria became CEO of Leti, Institute of CEA- Technological Research, in October 2014. She was also named president of the Carnot Institutes Network, an association of more than 30 French research centers and laboratories committed to innovate with industry.

Doctor of science in solid-state physics from Joseph Fourier University in Grenoble (1987), in 2011, she was awarded the Legion of Honor, and in 2015 the French Order of Merit, France’s highest professional accolades.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.